EXHIBIT 99.2

Blue Diamond Parts, LLC

Index to Financial Statements

December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

To the Members of Blue Diamond Parts, LLC:

We have audited the accompanying balance sheet Blue Diamond Parts, LLC (the Company) as of December 31, 2008, and the related statements of operations, members’ equity, and cash flows for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Diamond Parts, LLC as of December 31, 2008, and the results of its operations and its cash flows for the years ended December 31, 2008 and 2007, in conformity with U.S. generally accepted accounting principles.

The Company is a joint venture between its members, and, as disclosed in the accompanying notes to financial statements, has extensive transactions and relationships with the members. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

/s/ KPMG LLP

Chicago, Illinois

March 26, 2009

Blue Diamond Parts, LLC

Balance Sheet

December 31, 2008

2008
Assets
Cash and cash equivalents	$7,422,490
Accounts receivable from Ford	40,251,320
Accounts receivable from Navistar	835,657
Prepaid assets	305,613
Property and equipment, net	—

Total assets	$48,815,080

Liabilities
Accounts payable to Navistar	$22,432,010
Accounts payable to Ford	249,237
Accrued income taxes	931,994
Accrued liabilities	3,444,665

Total liabilities	27,057,906

Members’ equity
Retained earnings	19,792,757
Member contributions	1,964,417

Total Members’ equity	21,757,174

Total liabilities and Members’ equity	$48,815,080

See accompanying notes to financial statements.

Blue Diamond Parts, LLC

Statements of Operations

Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:
Net service revenue	$198,912,706	$186,668,044
Other income	1,439,508	1,718,960

	200,352,214	188,387,004

Expenses:
Hired services	7,261,043	6,524,492
Salary and employee benefits	4,517,735	3,974,471
Distribution costs	5,054,782	5,384,243
Marketing and promotional expenses	2,764,035	3,485,187
Finance charges	5,503,709	10,307,496
Systems expense	340,571	317,127
Depreciation expense	40,375	96,900
Other costs	2,438,121	1,703,678

Total expenses	27,920,371	31,793,594

Income before income taxes	172,431,843	156,593,410
Income tax expense	85,688	885,741

Net income	$172,346,155	$155,707,669

See accompanying notes to financial statements.

Blue Diamond Parts, LLC

Statements of Cash Flows

Years Ended December 31, 2008 and 2007

	2008	2007
Beginning cash and cash equivalents	$11,814,397	$9,090,374
Cash flows provided by operating activities:
Net income	172,346,155	155,707,669
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	40,375	96,900
Changes in assets and liabilities:
Accounts receivable	10,690,324	(18,344,677)
Prepaid assets	(280,613)	(16,667)
Accounts payable	(18,741,639)	24,583,335
Accrued income taxes	494,914	(5,449,359)
Accrued liabilities	(703,652)	1,159,362

Net cash provided by operating activities	163,845,864	157,736,563

Cash flows used in financing activities:
Cash distributions to members	(168,237,771)	(155,012,540)

Net cash used in financing activities	(168,237,771)	(155,012,540)

Net (decrease) increase in cash and cash equivalents	(4,391,907)	2,724,023

Ending cash and cash equivalents	$7,422,490	$11,814,397

See accompanying notes to financial statements.

Blue Diamond Parts, LLC

Statements of Members’ Equity

Years Ended December 31, 2008 and 2007

	Member Contributions	Retained Earnings	Total
Balance at December 31, 2006	$1,964,417	$14,989,244	$16,953,661
Net income	—	155,707,669	155,707,669
Dividends declared	—	(155,012,540)	(155,012,540)

Balance at December 31, 2007	1,964,417	15,684,373	17,648,790
Net income	—	172,346,155	172,346,155
Dividends declared	—	(168,237,771)	(168,237,771)

Balance at December 31, 2008	$1,964,417	$19,792,757	$21,757,174

See accompanying notes to financial statements.

Blue Diamond Parts, LLC

Notes to Financial Statements

December 31, 2008 and 2007

(1) Summary of Significant Accounting Policies

Nature of Operations

Blue Diamond Parts, LLC (Blue Diamond or the Company) was formed on August 7, 2001 pursuant to the applicable laws of the state of Delaware, as a joint venture (JV) between Ford Motor Company (Ford) and Navistar International Corporation (Navistar) (collectively, the Members), with Ford owning 51% and Navistar owning 49%. The joint venture manages the sourcing, merchandising, and distribution of various spare parts for vehicles the Members sell in North America. These spare parts are primarily for Navistar diesel engines in Ford trucks, commercial truck parts, and certain parts for F650/750 and LCF trucks produced for Ford by Blue Diamond Truck, S.de R.L. de C.V., which is a separate joint venture between Ford and Navistar. Substantially all of the Company’s transactions are between the Company and its Members.

In accordance with the joint venture agreement between the Members, between 2002 and 2005 Navistar contributed an estimated $2.0 million to pay for information systems improvements to provide interface capabilities for the Members’ data systems.

The financial statements and notes are representations of the Company’s management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied, on a material basis, in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. At December 31, 2008, cash equivalents consisted primarily of deposits in money market funds.

Revenue Recognition

Blue Diamond recognizes revenue at the time products are shipped, which is the point at which risks and rewards of ownership are transferred to the customer.

Pursuant to the guidance in Emerging Issues Task Force Issue (EITF) Issue No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, the net service revenue in the Company’s statements of operations represents the net results of certain of its activities based upon an analysis of various factors, including the risks and rewards assumed by the Company related to the selling and distribution of parts.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the statements of cash flows.

No allowance for uncollectible accounts has been provided because management believes that all balances in accounts receivable are collectible.

Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. These assets were depreciated over estimated useful lives ranging from three to five years.

Core Charges

Certain remanufactured parts purchased by the Company for resale require a refundable deposit known as a core charge. A core component is the basic forging or casting, such as an engine block, that can be remanufactured by a certified remanufacturing supplier. Navistar charges Blue Diamond for this core charge, including a mark up, and Blue Diamond passes this charge (including the mark up) on to Ford. Blue Diamond acts only as a conduit for passing these charges between Ford and Navistar, and these charges have no impact on the Company’s statements of operations.

Retained Earnings

Net income of the JV is distributed to the Members monthly, unless otherwise determined by the Executive Board, provided, however, that the tax distributions would be made in accordance with the JV operating agreement.

Warranty

Each Member provides its customary service parts warranty with respect to parts distributed by the JV.

Description of Various Expenses

The JV’s expenses are initially incurred by the Members and are passed on to Blue Diamond. These expenses are allocated by the Members to the JV based on actual costs incurred. Management believes that this method is reasonable and approximates what the expenses would have been on a stand-alone basis.

Hired services include the costs associated with the outside field sales organization, including personnel costs, travel, administrative, and other expenses. Hired services also include salary-related costs for other non marketing contract personnel.

Salaries and employee benefits include the costs associated with Member personnel assigned to Blue Diamond.

Distribution costs include expenses related to the movement of parts from source to customer, primarily including labor and overhead, freight, and packaging.

Marketing and promotional expenses cover the expenses for various sales and marketing programs and materials including promotional events, brochures and other printed literature, and branded merchandise giveaways.

Finance charges represent the time value of money the Members have invested in working capital and inventory to support Blue Diamond.

Systems expense includes costs incurred to develop or modify IT systems in support of Blue Diamond.

Income Taxes

The Company is a limited liability company that has elected to be taxed as a partnership for U.S. tax purposes. The taxes included in the Company’s statements of operations relate to estimated state taxes payable at the LLC level. The Company’s operating results for federal income tax purposes are included in the tax returns of the Members.

(2) Supplemental Cash Flow Information

Supplemental disclosure of cash flow information is as follows for the years ended December 31, 2008 and 2007:

	2008	2007
Cash paid during the year for:
Interest	$9.4 million	$12.4 million
Income taxes	.5 million	6.3 million

(3) Related-Party Transactions

The Company and its Members have entered into several agreements that govern transactions between the parties.

The Company earns revenues based upon distribution of parts to the Members for ultimate sale to third parties. These revenues are at prices negotiated between the Company and the respective Member. All parts distributed pursuant to these transactions are purchased from the Members at prices negotiated by the Company and the respective Member, generally at cost. The net service revenue included in the accompanying statements of operations primarily represents the difference between the negotiated selling prices to the Members, net of certain costs incurred by the Members, and the negotiated costs of parts purchased from the Members.

In addition, each Member provides administrative and other support services for which the Company is billed directly by the Members. These services include personnel, accounting and treasury, planning and support, insurance, internal auditing, governmental relations, procurement and distribution support, and other services. The Company is invoiced each month for the services provided and pays an amount equal to the Members’ fully accounted and allocated costs, such fee to be calculated without markup except to the extent required to be paid by applicable law. For the years ended December 31, 2008 and 2007, $27.9 million and $31.8 million, respectively, were charged for the services purchased from the Members.

(4) Subsequent Events

In January 2009, Ford and Navistar reached agreement to restructure their ongoing business relationship and settle all existing litigation between the companies. As part of that agreement, Navistar will increase its equity ownership of Blue Diamond to 75% (from 49%) and Ford will reduce its equity ownership to 25% (from 51%).